Exhibit 99.11

Press Release

Total announces an increase of 3.2% for the first 2018 interim dividend at 0.64€ per share

Paris, April 26, 2018 - In accordance with the Board of Directors decision of February 7, 2018 regarding the shareholder return policy from 2018-20, the first 2018 interim dividend is set at 0.64 euro per share. This interim dividend is increased by 3.2% compared to the three 2017 interim dividends and the final dividend. The ex-dividend date is set for September 25, 2018.

The Board of Directors will meet on September 19, 2018, to declare the conditions of the first 2018 interim dividend payment.

Subject to the adoption by the Combined General Meeting of June 1, 2018 of the 4th resolution, the option to pay the first 2018 interim dividend in new shares of the company will be proposed and the payment will be made according to the following timetable:

Ex-dividend date	September 25, 2018

Period to elect to receive	September 25, 2018 to
the payment in new shares	October 4, 2018

Payment date in cash	October 12, 2018
or shares issued in lieu of cash

Holders of Total’s American Depositary Receipts (“ADRs”) will receive the first 2018 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

ADR ex-dividend date	September 21, 2018

ADR record date	September 24, 2018

ADR payment date in cash	October 19, 2018
or shares issued in lieu of cash

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investors Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.